

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

June 29, 2016

<u>Via E-mail</u>
Benjamin S. Miller
Chief Executive Officer and Interim Chief Financial Officer and Treasurer
Fundrise Midland Opportunistic REIT, LLC
1519 Connecticut Avenue NW, Suite 200
Washington, DC 20036

> **Re: Fundrise Midland Opportunistic REIT, LLC**
> **Offering Statement on Form 1-A**
> **Filed June 17, 2016**
> **File No. 024-10567**

Dear Mr. Miller:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Offering Circular Cover Page

1. We note your disclosure that your "[m]anager may, in its sole discretion, adjust the per share purchase price as it deems equitable or for any other reason, without notice." This language gives the impression that the price of the offering may change after qualification otherwise than pursuant to a preset formula. Accordingly, it appears that you intend to conduct the offering on a delayed basis. Please tell us if you intend to rely on Rule 251(d)(3)(i)(F), and if so, tell us why you believe this should be considered a continuous offering.

Offering Summary

Questions and Answers About This Offering, page 1

2. On page 6 you discuss limits on the ability to redeem shares. Your revised disclosure provides that the "Manager may elect to increase or decrease the amount of common shares available for redemption in any given calendar quarter." Please revise to clarify whether the Manager may increase the number of shares to be redeemed during any calendar quarter so long as total redemptions for the year do not exceed the 5% limit previously discussed.

Conflicts of Interest, page 17

3. Please update your disclosure here and throughout your offering circular, where appropriate, to discuss the conflicts of interest that arise as a result of your Manager and its affiliates managing, in addition to Fundrise Real Estate Investment Trust, LLC and Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC and Fundrise East Coast Opportunistic REIT, LLC.

Index to Financial Statements of Fundrise Midland Opportunistic REIT, LLC

Notes to Balance Sheet

Note 2. Summary of Significant Accounting Policies

Share Redemptions, page F-5

4. Please revise the description of your Quarterly Redemption Plan so that the description is consistent throughout your offering statement.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant at (202) 551-3395 or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Attorney-Advisor, at (202) 551-8625 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Mark Schonberger
        Goodwin Procter LLP